SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

Publicly-held Company with Authorized Capital – CVM nº 016390

CNPJ nº 01.832.635/0001-18 – NIRE nº 35.300.150.007

Av. Jurandir, 856, Lote 4, 1o andar

CEP 04072-000, São Paulo/SP

MATERIAL FACT

TAM S.A. (herein referred to as “Company”), in compliance with the Corporate Laws provisions and the Instructions by ‘Comissão de Valores Mobiliários’ [Securities Exchange Comission] (“CVM”) no. 358/02, as amended, informs the stockholders, the general market and debenture holders  that the Debenture Holders General Meeting held on December 22, 2011 approved the payment of “waiver premium” to the outstanding debenture holders as issued by the Company in the 1st Public Issuance of 50,000 Non-convertible Debentures into Stocks, Sole Series, and Unsecured issued in 2006.

Therefore,  The Company shall pay the amount of 0.9% (zero point nine percent) on Unit Par Value adjusted up to the payment date to outstanding debenture holders upon the decision by the attending majority representing 90.21% the outstanding debentures and the approval of the Issuer proposal to authorize the Trustee to state no anticipated maturity, if Issuer fails to comply with the provisions under  5th Clause, line 5.1.1, item (xiii), of the Deed after the conclusion of 2011 corporate year, in respect to the obligation so as  the debt coverage is not lower than 130% (one hundred thirty percent) from the beginning of the amortization period up to the conclusion of the settlement of all obligations arising from the Deed to be paid on December  28, 2011.

São Paulo, December 22,  2011.

TAM S.A.

Libano Miranda Barroso

Investors Relation Officer

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.